05039453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Equity Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Westown Parkway, Suite 440
(No. and Street)

West Des Moines, Iowa 50266
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Wingert (515) 221-0002
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0502-0616890

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(For SEC Filing Purposes)

American Equity Capital, Inc.
Years ended December 31, 2004 and 2003

0502-0616890

Oath or Affirmation

I, Kevin R. Wingert, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Equity Capital, Inc., as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]

Chief Executive Officer

Sandra Lockhart

Notary Public

SANDRA LOCKHART
Commission Number 716774
My Commission Expires
June 3, 2005

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- (X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

American Equity Capital, Inc.

Financial Statements
and Supplemental Information

Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Supplemental Schedules:
Computation of Net Capital – Part IIA 9
Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA 11
Statement Pursuant to Rule 17a-5(d)(4) 12
Supplementary Report on Internal Control of
Independent Registered Public Accounting Firm 13

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Equity Capital, Inc.

We have audited the accompanying statements of financial condition of American Equity Capital, Inc. (wholly owned by American Equity Investment Life Holding Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 10, 2005

American Equity Capital, Inc.

Statements of Financial Condition

	December 31 2004	December 31 2003
Assets		
Cash	**$ 46,083**	$ 21,277
Total assets	**$ 46,083**	$ 21,277
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable to related party	**$ 6,073**	$ 7,020
Total liabilities	**6,073**	7,020
Stockholder's equity:		
Series preferred stock, without par value, authorized 200,000 shares	**–**	–
Common stock, without par value (stated value $1.00 per share) – authorized 300,000 shares, issued and outstanding 13,000 shares	**13,000**	13,000
Additional paid-in capital	**352,000**	277,000
Retained earnings deficit	**(324,990)**	(275,743)
Total stockholder's equity	**40,010**	14,257
Total liabilities and stockholder's equity	**$ 46,083**	$ 21,277

See accompanying notes.

American Equity Capital, Inc.

Statements of Operations

	Year Ended December 31 2004	2003
Revenues:		
Commission income	**$ 10,260**	$ 1,847
Interest	**189**	201
Total revenues	**10,449**	2,048
Expenses:		
Commission expense	**9,368**	1,365
Licenses and fees	**15,711**	18,913
Professional fees	**8,073**	7,020
Other operating expenses	**26,544**	26,061
Total expenses	**59,696**	53,359
Net loss	**$ (49,247)**	$(51,311)

See accompanying notes.

American Equity Capital, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained-Earnings Deficit	Total Stockholder's Equity
Balance at January 1, 2003	$13,000	$252,000	$(224,432)	$40,568
Cash contribution from parent Company	–	25,000	–	25,000
Net loss for year	–	–	(51,311)	(51,311)
Balance at December 31, 2003	13,000	277,000	(275,743)	14,257
Cash contribution from parent Company	–	**75,000**	–	**75,000**
Net loss for year	–	–	**(49,247)**	**(49,247)**
Balance at December 31, 2004	**$13,000**	**$352,000**	**$(324,990)**	**$40,010**

See accompanying notes.

American Equity Capital, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2004	**2003**
Operating activities		
Net loss	**$(49,247)**	$(51,311)
Adjustment to reconcile net loss to net cash used in operating activities:		
Decrease in accounts payable to related party	**(947)**	3,220
Net cash used in operating activities	**(50,194)**	(48,091)
Financing activities		
Capital contribution from parent company	**75,000**	25,000
Net cash provided by financing activities	**75,000**	25,000
Increase (decrease) in cash	**24,806**	(23,091)
Cash at beginning of year	**21,277**	44,368
Cash at end of year	**$46,083**	$21,277

See accompanying notes.

0502-0616890

1. Organization and Significant Accounting Policies

Organization

American Equity Capital, Inc. (the Company), a wholly-owned subsidiary of American Equity Investment Life Holding Company, was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing primarily in the sale of variable insurance products issued by American Equity Investment Life Insurance Company, a wholly-owned subsidiary of American Equity Investment Life Holding Company.

Commissions

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance companies.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the net deferred income tax asset or liability from period to period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

2. Income Taxes

The Company's operations are included in the consolidated income tax returns of American Equity Investment Life Holding Company. The Company reports any current income tax expense (benefits) as allocated under a consolidated tax allocation agreement.

2. Income Taxes (continued)

Generally, this allocation would result in profitable companies recognizing a tax provision as if they filed a separate return and loss companies recognizing benefit to the extent their losses contribute to reduce consolidated income tax.

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's only temporary difference relates to the existence of tax operating loss carryforwards arising since inception. Management has established a valuation allowance of $129,996 at December 31, 2004 and $110,297 at December 31, 2003, equal to the full amount of the tax related deferred tax asset because of the uncertainty of future income estimates necessary for its ultimate realization. The tax loss carryforwards expire as follows: 2018 – $37,551; 2019 – $51,951; 2020 – $46,150, 2021 – $44,436, 2022 – $44,344, 2023 – $51,311 and 2024 – 49,247.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2004, the Company had defined net capital of $40,010, which was $35,010 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

4. Related Party Transactions

The Company is a member of a group of affiliated companies which are engaged in the sales of life insurance and annuities. A portion of the Company's operating expenses are paid to American Equity Investment Life Insurance Company, an affiliate, and represent an allocation of shared expenses among the affiliates of American Equity Investment Life Holding Company. The Company's portion of these shared expenses was $24,000 for each of the years ended December 31, 2004 and 2003.

4. Related Party Transactions (continued)

During 2004 and 2003, American Equity Investment Life Holding Company contributed capital of $75,000 and $25,000, respectively, to the Company. The future operation of the Company in dependent upon such continued capital contributions until profitable operations can be achieved.

Supplemental Information

American Equity Capital, Inc.

Computation of Net Capital – Part IIA

December 31, 2004

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$40,010
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		40,010
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		40,010
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ –	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges	–	–
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		40,010
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	$ –	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities	–	
	D. Undue concentration	–	
	E. Other	–	–
10.	Net Capital		$40,010

American Equity Capital, Inc.

Computation of Net Capital – Part IIA (continued)

December 31, 2004

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 404
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	35,010
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	39,402

Computation of Aggregate Indebtedness

16.	Total A.1. liabilities from Statement of Financial Condition		$ 6,073
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
19.	Total aggregate indebtedness		$ 6,073
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		15%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

0502-0616890

American Equity Capital, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2004

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____________.	______
D. (k)(3) – Exempted by order of the Commission	______

0502-0616890

American Equity Capital, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2004

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2004.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

The Board of Directors
American Equity Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Equity Capital, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 10, 2005